SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON FEBRUARY 25, 2010

1. DATE AND TIME: On February 25, 2010, at 10:00 a.m. 2. PLACE: The company’s principal place of business located at Rua Eteno, No. 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000, Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: The Call Notice was published, pursuant to article 124 of Law 6,404/76, on February 09, 10, and 11, 2010, in the "Official Gazette of the State of Bahia"; on February 08, 09 and 10, 2010 in the newspaper "A Tarde", and it was also widely disclosed according to CVM Rulings Nos. 02/78 and 207/94, in the newspaper “Valor Econômico”, on February 08, 09 and 10, 2010. 4. ATTENDANCE: Shareholders representing more than 93.3% (ninety-three point three percent) of the Company’s common shares, as per the signatures contained in the Shareholders’ Attendance Book, thus forming the legal quorum for approval of the matters set out in the agenda. 5. PRESIDING BOARD: Chairman: Rafael Padilha Calábria, and Secretary: Marcella Menezes Fagundes, chosen by the attending shareholders as provided for in article 17 of the Bylaws. 6. AGENDA: approval of the increase in the Company’s authorized capital limit to 1,152,937,970 shares, of which 535,661,731 are common shares, 616,682,421 are class “A” preferred shares, and 593,818 are class “B” preferred shares, and the consequent change in paragraph 1 of article 4 of its Bylaws, so as to ensure the timely implementation of the operation stages mentioned in the Relevant Fact published on January 22, 2010, especially as regards the increase in the Company’s capital stock by an amount of R$ 4.5 billion to R$ 5.0 billion. 7. DELIBERATIONS: - The matter established in the Agenda was put to discussion and voting, and the following deliberations were unanimously taken by the attendees: 7.1) to authorize the drawing-up of the minutes of this Meeting in the form of a summary, as well as publication of such minutes omitting the signatures of the shareholders present, pursuant to article 130 and its paragraphs of Law 6,404/76; 7.2) to approve the change in the limit of the Company’s authorized capital, increasing the current limit by a further 467,965,460 shares, of which 307,337,561 are common shares, 160,627,899 are class “A” preferred shares, keeping unchanged the existing amount of class “B” preferred shares, whereby the authorized capital shall raise to 1,152,937,970 shares, of which 535,661,731 are common shares, 616,682,421 are class “A” preferred shares, and 593,818 are class “B” preferred shares; 7.3) as a result of the increase in the authorized capital limit deliberated herein, to approve the change in paragraph 1 of article 4 of the Company’s Bylaws, which shall take effect with the following new wording: “Paragraph 1 – The Company is authorized to increase, irrespective of amendment to its Bylaws, the capital stock up to the limit of one billion one hundred and fifty-two million nine hundred and thirty-seven thousand nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty-five million six hundred and sixty-one thousand seven hundred and thirty-one (535,661,731) are common shares, six hundred and sixteen million six

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71)
3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON FEBRUARY 25, 2010

hundred and eighty-two thousand four hundred and twenty-one (616,682,421) are class “A” preferred shares, and five hundred and ninety-three thousand eight hundred and eighteen (593,818) are class “B” preferred shares, it being certain that the number of preferred shares, nonvoting or with restricted vote, may not exceed the limit of 2/3 of the total capital of the Company (“Authorized Capital”)”; 7.4) to authorize the Company’s management to perform all necessary acts and to sign any other documents for implementation of the deliberations taken at this Meeting. 8- ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the validity of the deliberations, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary of the Meetings was authorized. Camaçari, State of Bahia, February 25, 2010. [Signatures: Presiding Board: Rafael Padilha Calábria - Chairman, and Marcella Menezes Fagundes – Secretary; Shareholders: BRK Investimentos Petroquímicos S.A. (Rafael Padilha Calábria) and Petrobras Química S.A. – Petroquisa (by Roberto Keller Thompson Mello)].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71)
3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.